UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

KE Holdings Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00002 per share

(Title of Class of Securities)

482497104 **

(CUSIP Number)

Tencent Holdings Limited

Level 29, Three Pacific Place,

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 482497104 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “BEKE.” Each American Depositary Share represents three Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482497104	SCHEDULE 13D	Page 2 of 8 pages

1	NAME OF REPORTING PERSONS Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 410,842,111
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 410,842,111
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,842,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 482497104	SCHEDULE 13D	Page 3 of 8 pages

1	NAME OF REPORTING PERSONS Tencent Mobility Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 245,499,801
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 245,499,801
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,499,801
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 482497104	SCHEDULE 13D	Page 4 of 8 pages

Item 1. Security and Issuer

This Schedule 13D relates to the Class A Ordinary Shares of KE Holdings Inc. (“Class A Ordinary Shares”), an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Building Fudao, No.11 Kaituo Road, Haidian District, Beijing 100085, People’s Republic of China.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly by:

(i) Tencent Holdings Limited, a Cayman Islands company (“Tencent”); and

(ii) Tencent Mobility Limited, a Hong Kong company and a wholly owned subsidiary of Tencent (“Tencent Mobility”).

(b) The principal business address of each of the Reporting Persons is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(c) Tencent is an integrated Internet services company providing services including value-added services, online advertising and FinTech and business services. It has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700). Tencent Mobility is a wholly owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of each Reporting Person (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering on August 13, 2020 (the “IPO”), Tencent beneficially owned an aggregate of 60,510,660 Class A ordinary shares of the Issuer (“Class A Ordinary Shares”) through Morespark Limited, a wholly owned subsidiary of Tencent (“Morespark”) and Parallel Stellar Investment Limited, an entity beneficially owned and controlled by Tencent (“Parallel Stellar”), an aggregate of 54,970,910 series B preferred shares of the Issuer through Tencent Mobility, Morespark and Parallel Stellar, 13,958,715 series C preferred shares of the Issuer through Tencent Mobility, an aggregate of 210,526,315 series D preferred shares of the Issuer through Tencent Mobility and Parallel Galaxy Investment Limited, an entity beneficially owned and controlled by Tencent (“Parallel Galaxy”) and an aggregate of 36,349,195 series D+ preferred shares of the Issuer through Tencent Mobility and Parallel Stellar, which were acquired for an aggregate purchase price of US$1.4 billion. Upon the completion of the IPO on August 17, 2020, these series B, C, D and D+ preferred share were automatically converted into and re-designated as Class A Ordinary Shares on a one-to-one basis.

CUSIP No. 482497104	SCHEDULE 13D	Page 5 of 8 pages

Upon completion of the IPO, Tencent subscribed for and acquired an aggregate of 8,000,000 American depositary shares of the Issuer (“ADSs”) representing 24,000,000 Class A Ordinary Shares from the Issuer, including 6,800,000 ADSs through Tencent Mobility and 1,200,000 ADSs through Sunshine Peak Holding Limited (“Sunshine Peak”), an entity beneficially owned and controlled by Tencent, for an aggregate purchase price of US$160 million.

In addition, pursuant to the 2020 Share Purchase Agreement dated August 12, 2020 (the “2020 SPA”), Tencent Mobility purchased from Knight Ray Limited (“Knight Ray”) 10,526,316 Class A Ordinary Shares of the Issuer beneficially owned by Knight Ray for an aggregate purchase price of $70.2 million on August 21, 2020.

Tencent Mobility obtained its funds from Tencent, its parent holding company, to purchase the abovementioned securities of the Issuer. Tencent used working capital to fund the contributions to Tencent Mobility, as well as Parallel Stellar, Parallel Galaxy, Morespark and Sunshine Peak.

Item 4. Purpose of Transaction.

IPO

On August 17, 2020, the Issuer completed the IPO in which Tencent acquired 8,000,000 ADSs, representing 24,000,000 Class A Ordinary Shares, through Tencent Mobility and Sunshine Peak for an aggregate purchase price of US$160 million.

2020 SPA

Pursuant to the 2020 SPA, Tencent Mobility purchased from Knight Ray 10,526,316 Class A Ordinary Shares of the Issuer beneficially owned by Knight Ray for an aggregate purchase price of $70.2 million on August 21, 2020.

Investor Rights Agreement

Pursuant to the second amended and restated investor rights agreement (the “Investor Rights Agreement”) dated November 29, 2019, Tencent shall be entitled to designate, at any time or from time to time and without the need for any consent or resolution of any other shareholder of the Issuer as long as Tencent holds not less than fifty percent (50%) of the number of shares of the Issuer held by Tencent immediately after the closing of the transaction pursuant to the Investor Rights Agreement, one director on the Issuer’s board of directors. This right was terminated upon the IPO. As of the date of this Schedule 13D, Tencent has designated one director on the Issuer’s board of directors.

Pursuant to the Investor Rights Agreement, the Issuer has granted certain demand registration rights, shelf registration rights and piggyback registration rights to the shareholders named therein, including Tencent, and such rights will terminate upon the earlier of five (5) years from the completion of the IPO, the date of the completion of a Liquidation Event (as defined therein) and, with respect to any holder of registrable securities, the date on which such holder may sell without registration all of such holder’s registrable securities under Rule 144 of the United States Securities Act of 1933, as amended, in any ninety (90)-day period.

The foregoing descriptions of the 2020 SPA and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

CUSIP No. 482497104	SCHEDULE 13D	Page 6 of 8 pages

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and any of their designees to the Issuer’s board of directors may engage in discussions with management, the board of directors of the Issuer, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Ordinary Shares or ADSs; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a) – (b)

Items 7 through 11 and 13 of each of the cover page of this Schedule 13D for the Reporting Persons are incorporated herein by reference.

As of the date hereof:

Tencent Mobility may be deemed to be the beneficial owner, and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 245,499,801 Class A Ordinary Shares held of record by Tencent Mobility, representing 9.8% of the total issued and outstanding Class A Ordinary Shares; and

Tencent is the parent company of Tencent Mobility. In addition, Parallel Galaxy, Parallel Stellar, Morespark and Sunshine Peak are beneficially owned and controlled by Tencent. Tencent may be deemed to beneficially own, and deemed to have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 78,947,370 Class A Ordinary Shares held of record by Parallel Galaxy, 33,625,445 Class A Ordinary Shares held of record by Parallel Stellar, 49,169,495 Class A Ordinary Shares held of record by Morespark and 3,600,000 Class A Ordinary Shares represented by 1,200,000 ADSs held of record by Sunshine Peak. As such, Tencent may deemed to be the beneficial owner, and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of an aggregate of 410,842,111 Class A Ordinary Shares held of record by Tencent Mobility, Parallel Stellar, Parallel Galaxy, Morespark and Sunshine Peak, representing 16.5% of the total issued and outstanding Class A Ordinary Shares.

CUSIP No. 482497104	SCHEDULE 13D	Page 7 of 8 pages

The beneficial ownership percentage above is calculated based on the total Class A Ordinary Shares issued and outstanding immediately after the IPO publicly disclosed in the IPO prospectus of the Issuer dated August 12, 2020 filed with the United States Securities and Exchange Commission by the Issuer on August 13, 2020.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

To the knowledge of the Reporting Persons, none of the Related Persons beneficially owns any Class A Ordinary Shares.

(c) Except as described in Item 4, during the past 60 days, none of the Reporting Persons or to the best knowledge of the Reporting Persons, the Related Persons has effected any transactions in the Class A Ordinary Shares.

(d) Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the 2020 SPA and the Investor Rights Agreement and is incorporated herein by reference. A copy of each of these documents is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, dated August 24, 2020, by and among Tencent Holdings Limited and Tencent Mobility Limited

2	Share Purchase Agreement dated August 12, 2020, by and between Tencent Mobility Limited and Knight Ray Limited

3	Second Amended and Restated Investor Rights Agreement dated November 29, 2019, by and among the Issuer, Tencent Mobility Limited and the other parties named therein (incorporated by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-240068) of the Issuer, as amended, initially filed with the SEC on July 24, 2020)

CUSIP No. 482497104	SCHEDULE 13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2020

TENCENT HOLDINGS LIMITED

By:	/s/ Lau Chi Ping Martin
Name:	Lau Chi Ping Martin
Title:	President

TENCENT MOBILITY LIMITED

By:	/s/ Lau Chi Ping Martin
Name:	Lau Chi Ping Martin
Title:	Authorized Signatory

[Signature Page to Schedule 13D – KE Holdings Inc.]

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Directors and Executive Officers of Tencent Holdings Limited

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Present Principal Employment	Citizenship
Directors:

Ma Huateng	Chairman of the Board and Executive Director	People’s Republic of China

Lau Chi Ping Martin	Executive Director	People’s Republic of China (Hong Kong SAR)

Jacobus Petrus (Koos) Bekker	Non-Executive Director	Republic of South Africa

Charles St Leger Searle	Non-Executive Director	Republic of South Africa

Li Dong Sheng	Independent Non-Executive Director	People’s Republic of China

Iain Ferguson Bruce	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)

Ian Charles Stone	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)

Yang Siu Shun	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)

Ke Yang	Independent Non-Executive Director	People’s Republic of China

Executive officers:

Ma Huateng	Chief Executive Officer	People’s Republic of China

Lau Chi Ping Martin	President	People’s Republic of China (Hong Kong SAR)

Xu Chenye	Chief Information Officer	People’s Republic of China

Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	People’s Republic of China

James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland

David A M Wallerstein	Chief eXploration Officer and Senior Executive Vice President	United States of America

John Shek Hon Lo	Chief Financial Officer and Senior Vice President	People’s Republic of China (Hong Kong SAR)

Directors and Executive Officers of Tencent Mobility Limited

The names of the directors and the names and titles of the executive officers of Tencent Mobility Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Mobility Limited.

Name	Present Principal Employment	Citizenship
Directors:

Ma Huateng	Director	People’s Republic of China

Charles St Leger Searle	Director	Republic of South Africa

Executive officer:

N/A